

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

<u>Via U.S. Mail and Facsimile (450) 988-1288</u>

Alex Kuznetsov, President
Loton, Corp.
13499 Rue Huntington
Pierrefonds, QC H8ZIG3
Canada

> **Re: Loton, Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 14, 2010**
> **File No. 333-167219**

Dear Mr. Kuznetsov:

 We have reviewed the above-referenced filing and the related response letter and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to, they refer to our letter dated September 10, 2010.

<u>General</u>

1. Please update the financial statements included in your registration statement pursuant to Rule 8-08 of Regulation S-X. In addition, please ensure that you update as well each section of your document containing disclosure related to your financial statements, including, but not limited to, your liquidity and capital resources and results of operations contained in your Management's Discussion and Analysis of Financial Condition or Plan of Operation.

 Please Contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457, with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

> Sincerely,
>
> Maryse Mills-Apenteng
> Special Counsel